Exhibit 99.1

A2Z Cust2Mate Solutions Corp.

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

March 31, 2026

(Unaudited)

(Expressed in US Dollars)

A2Z CUST2MATE SOLUTIONSCORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Unaudited)

(Expressed in US Dollars)

2

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	March 31, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	$16,208	$13,525
Short-term deposits	473	384
Financial assets at fair value (note 3)	40,664	55,642
Inventories (note 4)	5,536	3,891
Trade receivables, net	3,537	3,034
Other accounts receivable	3,481	2,937
Total current assets	69,899	79,413
Non-current assets
Intangible asset	637	637
Long term financial asset at fair value	340	333
Long-term trade receivables	2,345	1,221
Property, equipment and right of use assets, net	3,600	3,556
Total non-current assets	6,922	5,747

Total Assets	$76,821	$85,160

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loans	$8	$9
Lease liability	846	819
Trade payables	4,132	3,348
Other accounts payable	1,625	2,200
Warrant Liability (note 5)	-	576
Total current liabilities	6,611	6,952
Non-current liabilities
Lease liability	1,536	1,758
Long term loans	28	29
Total non-current liabilities	1,564	1,787
Total liabilities	8,175	8,739
Equity
Share capital and additional paid in capital (note 6)	210,362	206,953
Warrant Reserve	10,147	10,147
Accumulated other comprehensive loss	(1,296)	(1,872)
Reserve with respect to transactions with non-controlling interests	927	927
Treasury stock	(3,479)	-
Accumulated losses	(146,259)	(138,187)
Total equity attributable to Company shareholders	70,402	77,968
Non-controlling interests	(1,756)	(1,547)
Total equity	68,646	76,421
Total liabilities and equity	$76,821	$85,160

May 14, 2026	“Yonathan De Yonge”	“Gadi Graus”
Date of approval of the financial statements	Yonathan De Yonge - Director	Gadi Graus Chief Executive Officer

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	For the period of three Months Ended March 31,
	2026	2025

Revenues (note 8)	$3,317	$1,547
Cost of revenues	3,178	967
Gross profit	139	580

Expenses:
Research and development costs	$2,930	$1,311
Sales and marketing costs	2,194	428
General and administration expenses	3,042	5,416
Operating loss	(8,027)	(6,575)

Gain on revaluation of warrant liabilities (note 5)	-	400
Financial income	160	449
Financial expenses	(414)	(39)
Net loss for the period from continuing operations	(8,281)	(5,765)
Net loss for the period from discontinued operations	-	(989)
Net loss for the period	$(8,281)	$(6,754)

Net loss attributable to non-controlling interests	(209)	(332)
Net loss attributable to controlling shareholders	(8,072)	(6,422)
Net loss for the period	$(8,281)	$(6,754)

Other comprehensive income
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	576	810
Other comprehensive income	576	810

Total comprehensive loss for the period	$(7,705)	$(5,944)

Comprehensive loss attributable to non-controlling interests	(209)	(332)
Comprehensive loss attributable to the Company’s shareholders	(8,072)	(6,422)
	$(8,281)	$(6,754)
Basic and diluted loss per share from continuing operations	$(0.18)	$(0.16)
Basic and diluted loss per share from discontinued operations	$-	$(0.03)
Weighted average number of shares outstanding	44,519,493	33,029,519

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated	Transactions
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Loss	with non-controlling interests	Accumulated deficit	Treasury stock	Non-controlling interest	Total Equity
Balance – December 31, 2025	43,888,042	$206,953	$10,147	$(1,872)	$927	$(138,187)	$-	$(1,547)	$76,421

Net loss for the period	-	-	-	-	-	(8,072)	-	(209)	(8,281)
Adjustments arising from translating financial statements of foreign operations	-	-	-	576	-	-	-	-	576
Net comprehensive profit (loss) for the period	-	-	-	576	-	(8,072)	-	(209)	(7,705)
Exercise of options (note 6(b))	4,000	12	-	-	-	-	-	-	12
Exercise of RSUs (note 6(a))	400,000	-	-	-	-	-	-	-	-
Exercise of warrants (note 6(c))	252,967	1,522	-	-	-	-	-	-	1,522
Purchase of treasury stock (note 6(d))	-	-	-	-	-	-	(3,479)	-	(3,479)
Share based compensation (notes 7(b, c))	-	1,875	-	-	-	-	-	-	1,875
Balance - March 31, 2026	44,545,009	$210,362	$10,147	$(1,296)	$927	$(146,259)	$(3,479)	$(1,756)	$68,646

5

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated	Transactions
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Loss	with non-controlling interests	Accumulated deficit	Non-controlling interest	Total Equity
Balance – December 31, 2024	29,590,297	$83,120	$30,863	$(549)	$927	$(100,452)	$(7,065)	$6,844

Net loss for the period	-	-	-	-	-	(6,422)	(332)	(6,754)
Adjustments arising from translating financial statements of foreign operations	-	-	-	810	-	-	-	810
Net comprehensive profit (loss) for the period	-	-	-	810	-	(6,422)	(332)	(5,944)
Issuance of share in January 2025 financing round	4,748,150	27,395	-	-	-	-	-	27,395
Transactions with non-controlling interests	-	(8,117)	-	-	-	-	6,267	(1,850)
Exercise of RSUs	20,000	-	-	-	-	-	-	-
Exercise of warrants	528,507	1,020	-	-	-	-	-	1,020
Share based compensation	-	3,869	-	-	-	-	-	3,869
Balance - March 31, 2025	34,886,954	$107,287	$30,863	$261	$927	$(106,874)	$(1,130)	$31,334

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	For the period of three months ended
	March 31
	2026	2025

Cash flows from operating activities
Net loss for the period	$(8,281)	$(6,754)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	298	151
Share based compensation	1,875	3,869
Gain on revaluation of warrant liability	-	(400)
Gain from revaluation of investment in associate	(7)	-
Change in long term trade receivables	(1,124)	-
Change in severance liability	-	(3)
Change in inventory	(1,645)	15
Change in trade receivables	(503)	(121)
Change in other accounts receivables	(544)	(268)
Accrued interest on loans and leases	64	14
Change in accounts payable	784	(357)
Change in other accounts payable	(575)	42
	(9,658)	(3,812)
Cash flows from investing activities
Investment in short-term deposits	(89)	(10,650)
Investment in financial assets	14,978	-
Purchase of property, plant and equipment	(344)	(46)
	14,545	(10,696)

Cash flows from financing activities
Proceeds from the issuance of shares and warrants, net	-	27,395
Exercise of warrants	946	-
Lease payments	(260)	(81)
Proceeds from exercise of options	12	1,020
Purchase of treasury stock	(3,479)	-
Repayment of loans	(1)	(771)
Transactions with non-controlling interests	-	(1,850)
	(2,782)	25,713

Decrease in cash and cash equivalents	2,105	11,205
Effect of changes in foreign exchange rates	578	(540)
Cash and cash equivalents at beginning of period	13,525	13,526

Cash and cash equivalents at end of period	$16,208	$24,191

Interest paid during the period	20	18

APPENDIX A: NON-CASH ACTIVITIES
Recognition of a lease liability and right-of-use asset	$-	$1,716
Fair value of warrants exercise during the period	576	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

A2Z CUST2MATE SOLUTIONS CORP. (the “Company”) was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company has been listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and traded under the symbol “AZ”. The Company has been listed on the TSX Venture Exchange (“TSX.V”) in Toronto until February 28, 2024. Following an approval for a voluntary delisting, the Company no longer trades on the TSX.V but has remained a reporting issuer in Canada and its common shares (the “Common Shares”) remain listed on Nasdaq under the symbol AZ.

As of the date of this report, the Company has two key subsidiaries (the “Subsidiaries”), all of which are companies incorporated under the laws of Israel: (1) Cust2mate Ltd. (“Cust2mate”); and (2) Isramat Ltd. (“A2Z Isramat”). On July 13, 2023, Cust2mate incorporated a wholly owned subsidiary, Cust2mate USA Inc. under the laws of Delaware.

The Company owns 96.58% of the common shares of Cust2Mate, a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The Company’s primary product is the Cust2Mate system which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

The Cust2Mate system offers various features for shoppers and retailers such as product information and location, an on-cart scale to weigh items and automatically calculate costs, bar-code scanner and on-board payment system to bypass checkout lines. Further, the Cust2Mate system creates a retail media platform to engage shoppers at the point of purchase and to provide customer targeted advertising. (“The Cust2Mate Platform”).

The Company’s activities through A2Z Isramat include the development of precision metal parts for the military and security markets, as well as for the civilian markets.

In October 2023, Israel was attacked by the Hamas terrorist organization and entered a state of war on several fronts. As of October 9, 2025, Israel and Hamas entered into a ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such agreements will hold. In June 2025, following escalating threats and intelligence reports of imminent attacks, Israel conducted preemptive strikes on military and nuclear infrastructure in Iran. Iran responded with drones and missiles attacks, some of which caused civilian casualties and infrastructure damage. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. In March 2026, hostilities resumed along Israel’s northern border with Lebanon, when Hezbollah resumed its attacks as part of a broader regional escalation. In response, Israel resumed military operations against Hezbollah in southern Lebanon. As of the date of these consolidated financial statements, conflict continues in parts of the region.

The war had no material effect on the Company’s financial situation and on the results of the Company’s activities. Also, the Company managed to maintain operational and functional continuity, including maintaining an effective staff volume and effective ongoing operations with its customers and suppliers.

These Condensed Consolidated Interim financial statements were authorized for issue by the Board of Directors on May 14, 2026.

8

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 – BASIS OF PREPARATION

1.	Significant accounting policy

Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company are as of March 31, 2026, and presented in US dollars which is the Company’s reporting currency. The Company’s functional currency is the New Israeli Shekel. These unaudited condensed consolidated interim financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 “Interim Financial Reporting” as issued by the IASB. They do not include all the information required in annual financial statements in accordance with IFRS accounting standards and should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2025.

The policies applied in these condensed consolidated interim financial statements are based on IFRS accounting standards effective as of January 1, 2025, and are consistent with those included in the Company’s annual financial statements for the year ended December 31, 2025.

Basis of Consolidation

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions and any unrealized income and expenses arising from such transactions are eliminated upon consolidation.

Basis of measurement

These condensed consolidated interim financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

Financial assets

Short-term investments consist of held-for-sale securities (or trading) and are stated at fair value, with unrealized gains and losses included in earnings. Transaction costs are expensed as incurred. The securities are classified as current assets because they are expected to be realized within one year. The Company regularly evaluates whether declines in fair value below cost are other-than-temporary; if so, an impairment is recognized. Gains or losses realized on sales of these securities are included in financial income (expense), net in the consolidated statement of operations and comprehensive loss.

2.	Critical Estimates and Assumptions

The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The Company’s financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Company’s financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the New Israeli Shekel. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. During the three months ended March 31, 2026, there have been no such changes. The Company’s presentation currency is the US dollar.

9

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

3.	New Accounting Standards

The following new amendments are effective for the period beginning 1 January 2025: The Company and its subsidiaries did not have to change their accounting policies or make retrospective adjustments as a result of adopting these amended standards:

Lack of exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates)

On 15 August 2023, the IASB issued Lack of Exchangeability which amended IAS 21 The Effects of Changes in Foreign Exchange Rates (the “Amendments”).

These Amendments are applicable for annual reporting periods beginning on or after January 1, 2025. The Amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The Amendments require an entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency. The Amendments also introduce additional disclosure requirements when an entity estimates a spot exchange rate because a currency is not exchangeable into another currency.

IAS 21, prior to the Amendments, did not include explicit requirements for the determination of the exchange rate when a currency is not exchangeable into another currency, which led to diversity in practice.

When applying the Amendments, an entity is not permitted to restate comparative information

These Amendments have had no material effect on the interim condensed consolidated financial statements.

There are no new relevant standards beyond those included in the 2025 annual report.

10

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 – FINANCIAL ASSETS AT FAIR VALUE

Financial assets not measured at fair value include cash and cash equivalents, loans to others, trade and other receivables and trade payables. Due to their short-term nature, the carrying value of cash and cash equivalents, loans to others and trade and other receivables approximates their fair value.

The reconciliation of the opening and closing fair value balance of financial instruments is provided below:

Financial assets at fair value	Level 1
USD in thousand
December 31, 2024	$-
Purchases	55,240
Disposals	-
Gain (loss)	402
December 31, 2025	$55,642
Purchases	-
Disposals	14,978
Gain (loss)	-
March 31, 2026	$40,664

General objectives, policies and processes

The Company’s investment strategy regarding its financial assets is the preservation of capital; the Company does not invest for trading or speculative purposes. The Company holds level 1 short-term investments (mutual funds and bonds) with yields ranging between 3.70% to 4.35%.

Other market price risk

The Company is exposed to price risks of shares, certificate of participation in mutual funds and bonds, which are classified as financial assets carried at fair value through profit or loss. The effect of a 1% increase in the value of the portfolio securities investment held at the reporting date would, if all other variables held constant, have resulted in an increase in the fair value through profit or loss and net assets of $407. A 1% decrease in their value would, on the same basis, have decreased the fair value through other profit or loss reserve and net assets by the same amount.

NOTE 4 - INVENTORIES:

	March 31,	December 31,
	2026	2025

Raw materials	$118	$117
Finished goods	2,189	610
Inventory in transit	40	636
Smart cart parts	3,189	2,528
	$5,536	$3,891

11

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 5 – WARRANT LIABILITY

Certain warrants were issued on November 2, 2022 and January 4, 2024, with an exercise price denominated in US Dollars rather than the functional currency of the Company – New Israeli Shekels (NIS). During the three months ended March 31, 2026, the balance of these warrants was exercised (see note 6(c)) and as such, as of March 31, 2026, there are no outstanding warrants accounted for as a liability.

A contract that will be settled by the exchange of a fixed number of the Company’s own equity instruments for a fixed amount of cash qualifies as an equity instrument. This is commonly referred to as the “fixed-for-fixed” criterion.

Because the exercise price of the warrants is denominated in a currency different from the Company’s functional currency, the amount of functional currency cash to be received upon exercise varies as a result of changes in foreign exchange rates. Accordingly, the warrants do not meet the fixed-for-fixed criterion and are classified as derivative financial liabilities.

The warrants are initially recognized at fair value and subsequently remeasured at fair value at each reporting date. Changes in fair value are recognized in profit or loss within gain on revaluation of warrant liabilities.

The fair value of the warrants is determined by using an option pricing model that incorporates assumptions including share price, exercise price, expected volatility, expected life, risk-free interest rate and foreign exchange rates.

The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 93%-110% using the historical prices of the Company, risk-free interest rate of 3.62%-4.45%, expected life of 2.00 years and exercise price of CAD$3.90-CAD$7.475.

Balance at December 31, 2024	$7,743
Expiration of warrants	(816)
Warrant exercise	(5,592)
Revaluation at December 31, 2025	2,218
Effect of changes in foreign exchange rates	(2,977)
Balance at December 31, 2025	$576
Warrant exercise	(576)
Revaluation at March 31, 2026	-
Balance at March 31, 2026	$-

Level 3 for the period ended on March 31, 2026:

For the three months ended March 31, 2026, the Company recorded a gain on revaluation of warrant liabilities in the amount of $Nil (for the three months ended March 31, 2025 - $400).

12

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Unaudited)

(Expressed in thousands of US Dollars, except per share data)

NOTE 6 - SHAREHOLDERS EQUITY

a)	During the period ended March 31, 2026, the Company issued 400,000 Common Shares in respect of the exercise of 400,000 vested RSUs (note 7 (c)).

b)	During the period ended March 31, 2026, the Company issued 4,000 Common Shares in respect of the exercise of 4,000 share options for proceeds of $12 (note 7 (b)).

c)	During the period ended March 31, 2026, the Company issued 252,967 Common Shares in respect of the exercise of 252,967 warrants for proceeds of $946 (note 7 (a)).

d)

Share repurchase program

On January 7, 2026, the Board of Directors of the Company approved a repurchase program allowing the Company to purchase through the facilities of the NASDAQ, $20,000 of Common Shares of the Company up to a value of $20,000 but not to represent more than 20% of the “public float”, through to April 7, 2026, which was extended on March 27, 2026 to July 6, 2026 to (the “Buyback”). Oppenheimer & Co. Inc. will act as the Company’s advisor and dealer manager in respect of the Buyback. As of March 31, 2026, the Company repurchased a total of 542,845 shares with a value of $3,479 (net of commissions), none of which have yet been cancelled.

NOTE 7 - WARRANTS AND OPTIONS

a) Warrants

(i)	Warrant transactions for the three months ended March 31, 2026, and for the year ended December 31, 2025, are as follows:

	Number	Weighted Average Exercise Price
Balance, January 1, 2025	4,928,329	$6.17
Expiry of warrants	(721,239)
Exercise of warrants	(3,474,595)
Warrants issued in the January 2025 Registered Direct Offering and September 2025 underwritten public offering	554,313
Balance, December 31, 2025	1,286,808	$13.39
Exercise of warrants	(252,967)
Balance, March 31, 2026	1,033,841	$16.15

During the three-month period ended March 31, 2026, the Company issued 252,967 shares in respect of 252,967 warrants that were exercised for total proceeds of $946.

(ii) As at March 31, 2026, the Company had outstanding warrants, enabling the holders to acquire Common Shares as follows:

March 31, 2026	Expiry date	Exercise price		Exercise price (USD)
88,440	April 18, 2026	ILS	72.563	$22.93
433,825	May 28, 2026	ILS	72.563	$22.93
3,200	October 2, 2026	USD	1.88	$1.88
183,751	January 29, 2030	USD	8.00	$8.00
324,625	September 16, 2030	USD	10.00	$10.00
1,033,841

13

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Unaudited)

(Expressed in thousands of US Dollars, except per share data)

NOTE 7 - WARRANTS AND OPTIONS (CONTINUED)

b) Stock Options

(i) Stock option transactions for the three months ended March 31, 2026, and for the year ending December 31, 2025, are as follows:

	Number	Weighted Average Exercise Price (CAD)	Weighted Average Exercise Price (USD)
Balance January 1, 2025	1,756,670	$5.39	$3.75
Options cancelled	(127,668)
Options exercised	(225,332)
Options granted	2,863,500
Balance December 31, 2025	4,267,170	$6.14	$8.41
Options cancelled	(70,000)
Options exercised	(4,000)
Options granted	25,000
Balance March 31, 2026	4,218,170	$8.52	$6.11

(ii) As at March 31, 2026, the Company had outstanding stock options, enabling the holders to acquire Common Shares as follows:

Outstanding as of March 31, 2026	Exercisable as of March 31, 2026	Expiry date	Exercise price (CAD)		Exercise price (USD)
20,000	20,000	June 3, 2026	CAD	21.00	$15.07
6,670	6,670	October 28, 2026	CAD	20.00	$14.35
360,000	360,000	August 2, 2032	CAD	8.90	$6.38
120,000	120,000	August 21, 2032	CAD	10.00	$7.17
220,000	220,000	January 4, 2033	CAD	4.13	$2.96
100,000	100,000	January 4, 2033	CAD	4.13	$2.96
40,000	40,000	November 25, 2027	CAD	5.03	$3.60
99,000	91,000	April 18, 2033	CAD	4.00	$2.87
441,000	146,333	August 14, 2034	CAD	2.47	$1.78
105,000	35,000	January 15, 2035	CAD	8.92	$6.40
500,000	500,000	February 2, 2035	CAD	8.92	$6.40
30,000	10,000	June 20, 2035	CAD	2.47	$1.775
177,000	-	June 20, 2035	CAD	8.92	$6.40
224,000	6,667	October 9, 2035	CAD	11.15	$8.00
500,000	500,000	December 30, 2035	CAD	8.36	$6.00
1,250,500	805,000	December 30, 2035	CAD	11.15	$8.00
25,000	-	March 27, 2036	CAD	11.15	$8.00
4,218,170	2,960,670

Share-based compensation expense is recognized over the vesting period of options. During the three months ended March 31, 2026, share-based compensation of $1,060 was recognized and charged to the Consolidated Statement of Comprehensive Loss (March 31, 2025 – $3,349).

14

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Unaudited)

(Expressed in thousands of US Dollars, except per share data)

NOTE 7 - WARRANTS AND OPTIONS (CONTINUED)

c) RSUs

RSUs transactions for the three months ended March 31, 2026, and for the year ending December 31, 2025, are as follows:

Number
Balance, January 1, 2025	110,667
RSUs granted	1,545,000
Expiry of RSUs	(6,000)
Exercise of RSUs	(219,667)
Balance, December 31, 2025	1,430,000
Exercise of RSUs	(400,000)
Balance, March 31, 2026	1,030,000

Total exercisable RSUs as of March 31, 2026, are 500,000, another 500,000 RSU’s are milestone based RSU’s for which the milestones have not yet been achieved and 30,000 have not yet vested. During the three months ended March 31, 2026, share-based compensation of $815 was recognized and charged to the Consolidated Statement of Comprehensive Loss (March 31, 2025 – $520).

15

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 8 - REVENUES:

Revenue streams:

	Three months ended
	March 31,
	2026	2025

Revenues from sales of precision metal parts	$867	$1,353
Smart Carts:
Revenues from the Cust2Mate Platform	2,250	194
Services for the smart carts	200	-
	$3,317	$1,547

For the three months ended March 31, 2026, the Company recognized revenues of $2,199 under bill-and-hold arrangements.

NOTE 9 – COMMITMENTS

One of the Company’s Israeli subsidiaries leases office space with the lease expiring on March 31, 2029. Lease payments are approximately $48 per month ($576 annually). Another one of the Company’s Israeli subsidiaries leases warehouse space, with the lease expiring on March 31, 2029. Lease payments are approximately $18 per month ($216 annually). Another one of the Company’s Israeli subsidiaries leases its factory space with the lease expiring on March 31, 2027. Lease payments are approximately $19 per month ($228 annually).

NOTE 10 – DISCONTINUED OPERATIONS

On June 30, 2025, the Company entered into a share purchase agreement (the “A2ZMS Agreement”) pursuant to which it sold its wholly-owned subsidiary A2ZMS Advanced Military Solutions Ltd., a company organized under the laws of Israel (“A2ZMS”), to a purchaser residing in Israel for a purchase price of 500,000 ILS. The purchaser is related to a director of the Company at the time of sale. The A2ZMS Agreement was approved by all of the independent directors of the Company. The Company received an independent valuation of A2ZMS in connection with this transaction.

The results of operations of A2ZMS were classified as discontinued operations in the condensed consolidated interim financial statements of the Company in the prior period.

16

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 10 – DISCONTINUED OPERATIONS (CONTINUED)

The below are the data of operating results attributed to the discontinued operations:

	Three months ended March 31,
	2026	2025

Revenues	$-	$427
Cost of revenues	-	(381)
Gross profit	-	46

Expenses:
General and administration expenses	-	1,000
Operating loss	-	(954)

Other expense	-	-
Financial expense	-	35
Loss before taxes on income	-	(1,841)
Income tax expense	-	-
Net loss for the year from discontinued operations	$-	$(989)

	Three months ended
	March 31,
	2026	2025

Net cash flows provided by (used by) discontinued operations

From operating activities	$-	$309
From investing activities	-	(44)
From financing activities	-	(111)
	$-	$154

17

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 11 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following two segments:

a.	Retail automation solutions – Smart Carts (“Smart Carts”)

b.	Manufacturing and selling of precision metal parts – “Precision Metal Parts”

	Three Months Ended March 31, 2026
	Precision Metal Parts	Smart Carts	Total
Revenues
External	$867	$2,450	$3,317
Total	867	2,450	3,317

Cost of revenues
External	699	2,479	3,178
Total	699	2,479	3,178

Segment operational loss	6	8,021	8,027
Gain on revaluation of warrant liability			-
Financial expenses, net			254
Tax expenses			-
Net loss			$8,281

18

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 11 - OPERATING SEGMENTS (CONTINUED)

	Three Months Ended March 31, 2025
	Precision Metal Parts	Smart Carts	Total
Revenues
External	$1,353	$194	$1,547
Total	1,353	194	1,547

Cost of revenues
External	699	10	967
Total	957	10	967

Segment operational loss	(74)	6,649	6,575
Gain on revaluation of warrant liability			(400)
Financial expenses, net			(410)
Tax expenses			-
Net loss			$5,765

	As at March 31, 2026
	Precision Metal Parts	Smart Carts	Total
Segment assets	$2,872	$73,949	$76,821

Segment liabilities	$1,128	$7,047	$8,175

	As at December 31, 2025
	Precision Metal Parts	Smart Carts	Total
Segment assets	$2,871	$82,289	$85,160

Segment liabilities	$1,138	$7,601	$8,739

19